SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COPEL

Pura Energia

Governance Report

Document on the Brazilian Code of Governance
Corporate - Listed Companies

2023

PARANÁ
GOVERNO DO ESTADO

SUMMARY

INTRODUCTION	2
1 SHAREHOLDERS	4
2 BOARD OF DIRECTORS	9
3 EXECUTIVE BOARD	16
4 SUPERVISORY AND CONTROL BODIES	19
5 ETHICS AND CONFLICT OF INTERESTS	25

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INTRODUCTION

Companhia Paranaense de Energia - Copel, is a publicly traded mixed capital company, controlled by the State of Paraná, whose shares are traded on Level 2 of Corporate Governance of the Special Listing Segments of B3 S.A. - Brazil stock exchange and on the New York (NYSE) and Madrid Stock Exchanges, in the Latin American segment (Latibex).

Copel and its controlled companies' main activities, regulated by the National Electric Energy Agency - Aneel, linked to the Ministry of Mines and Energy - MME, are to research, study, plan, build and explore the production, transformation, transport, distribution and sale of energy, in any of its forms, mainly electrical. Additionally, Copel participates in consortiums, in private and mixed capital companies, with the objective of developing activities, mainly in the areas of energy and natural gas. The company is one of the largest electric companies in Brazil.

In 2022, Copel was informed by its controlling shareholder about the intention to transform the Company into a company with dispersed capital. On November 24 of the same year, State Law No. 21,272/2022-PR was enacted, authorizing the transformation of Companhia Paranaense de Energia – Copel into a Corporation (company with dispersed capital and no controlling shareholder), through the partial sale of the shares owned by the Government of the State of Paraná.

The legislative change allows Copel to start acting as a private player in the highly competitive environment of the electricity sector, which is already made up mostly of private companies. It can also help the Company to achieve greater efficiency gains and leverage investment conditions, adding value in the short, medium and long term for Copel and its stakeholders.

In its trajectory, Copel has been implementing significant and constant advances in governance. In the path of the Company in search of the best practices, this Report portrays the adherence to the practices recommended by the Brazilian Corporate Governance Code – Listed Companies1.

The Company's information is structured according to the Apply or Explain model, recognized internationally as the best suited to governance codes. According to the model, the governance practice should not be translated into a rigid format, equally applicable to all companies, but should allow freedom to explain any eventual non-adoption of a certain practice, considering the reality of each company.

Copel has been publishing the Governance Report since 2018. The Company's Corporate Bylaws define that the document must be submitted to the Executive Board for deliberation, being forwarded for approval by the Sustainable Development Committee and, finally, for approval by the Board of Directors.

Copel's 2023 Governance Report is organized into five chapters: Shareholders; Board of Directors; Executive Board; Supervisory and Control Bodies; and Ethics and Conflict of Interests. They reflect the practices adopted by the Company, written in accessible language, in a transparent, complete, objective and precise manner.

Respecting transparency as one of our values and with the objective of detailing the information presented, links were made available to public documents, on the Investor Relations website, among

1 Brazilian Corporate Governance Code - Listed Companies: was produced by the Interagency Working Group, coordinated by the Brazilian Institute of Corporate Governance, formed by 11 of the most important entities related to the capital market.

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which we highlight: Corporate Bylaws; Rules of Procedure of Statutory Bodies; Reference Form; Annual Public Policy and Corporate Governance Letter; and Corporate Policies.

Good reading!

Board of Directors

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1	SHAREHOLDERS
1.1	Shareholding Structure
1.1.1	Recommended Practice: The company's share capital must only be comprised of common shares.

EXPLAIN: Currently, the application of this practice is not allowed since a change in the corporate structure would imply loss of share control by the State of Paraná.

Copel's share capital was originally created in 1954, prior to Law 6,404/1976, and was subscribed in common shares (CS) and preference shares (PS) in a ratio of 1/3 and 2/3 respectively. The State of Paraná holds 69.7% of the ordinary shares and 31.7% of the total capital, which makes it impossible at present to limit the capital to ordinary shares only, since in the event of a conversion of the PN shares into ON shares, the State would hold less than 51% of the shares, which would automatically lead to a privatization process.

a) description of the current shareholding structure and the political and economic rights of each type or class of shares:

- CS (38.52%): It grants the holder the essential rights of a shareholder, especially the right to vote at company meetings. Each common share corresponds to one vote at the Shareholders’ Meeting.

- PS (61.48%): Gives the holder priority in the distribution of dividends, fixed or minimum, and in the reimbursement of capital, with restricted voting rights pursuant to paragraph 7 of Art. 5 of the Corporate Bylaws

b) How control is exercised: Copel is a mixed capital company controlled by the State of Paraná, which holds 69.66% of the common shares.

c) Other factors that make this item not currently applicable to Copel:

1. Governance Level:

Since December/2021, Copel has been included in B3's Corporate Governance Level 2, which has as one of its characteristics the composition of Capital in CS and PS shares (with additional rights), thus, there is no obligation in the formation of the Capital exclusively by common shares.

2. UNITs program:

In April/2021, Copel implemented the UNITs Program, which consisted of the formation of Share Deposit Certificates, or UNITS (CPLE11), composed of 1 CS common share (CPLE3) and 4 class “B” preferred shares (CPLE6). The formation of capital only with common shares would generate the automatic cancellation of the program.

1.2	Shareholders agreement
1.2.1	Recommended Practice: Shareholders' agreements must not bind the exercise of voting

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rights of any Executive Board member or member of oversight and control bodies.

NOT APPLICABLE

1.3	Shareholders’ Meeting
1.3.1	Recommended Practice: The executive board must use the shareholders’ meeting to communicate how the company’s business is being conducted and, therefore, executive board must publish a manual to facilitate and encourage participation in general shareholders’ meetings.

ADOPTS

1.3.2	Recommended Practice: The minutes must provide a full understanding of the discussions held at the shareholders’ meetings, even if they are drawn up in summary form, and must include the votes cast by the shareholders.

ADOPTS

1.4	Defense mechanisms
1.4.1	Recommended Practice: The board of directors must perform a critical analysis of the advantages, disadvantages and characteristics of defense mechanisms and, most importantly, explain how they are triggered and the price parameters, if applicable, explaining them.

NOT APPLICABLE

1.4.2	Recommended Practice: Clauses that make it impossible to remove the measure from the bylaws, the so-called 'stony clauses', should not be used.

ADOPTS

1.4.3	Recommended Practice: If the bylaws provide for a tender offer (OPA) whenever a shareholder, or a group of shareholders, reaches, directly or indirectly, a relevant equity interest in the voting capital, the rule for establishing the offer price must not impose premiums that are substantially higher than the shares’ economic or market value.

NOT APPLICABLE

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1.5	Change of Control
1.5.1	Recommended Practice: The company's bylaws must establish that: (i) transactions related to direct or indirect sales of controlling interest must be accompanied by a tender offer targeted at all shareholders (OPA), under the same price and conditions obtained by the selling shareholder; (ii) executive board members must express their opinion on the terms and conditions for corporate reorganizations, capital increases and other transactions that result in a change in shareholder control, and a statement informing if said conditions ensure fair and equitable treatment among the company's shareholders.

ADOPTS: (i) pursuant to Article 5, Paragraph 6, Item VI, of the Company's Bylaws, "Preferred shares assure their holders the right to be included in a public offer for the acquisition of shares as a result of the Sale of Company Control at the same price and under the same conditions offered to the Selling Controlling Shareholder."

The justification for item (ii) can be confirmed in Article 28, item XXXIII, of the Company's Bylaws:

“Issue a favorable or unfavorable opinion to any public offer for acquisition of shares whose object is the shares issued by the Company, by means of a prior grounded statement, disclosed within fifteen (15) days of publication of the public offer notice, which shall address, at least:

(i) the convenience and opportunity of the public offer for acquisition of shares with respect to the interest of all shareholders and in relation to the liquidity of the securities held by them;

(ii) the results of the tender offer on the Company's interests;

(iii) the strategic plans disclosed by the offeror in relation to the Company;

(iv) other points that the Board of Directors deems pertinent, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission”;

The current version of the Company's Bylaws, approved by the 206th Extraordinary Shareholders' Meeting held on April 28, 2023, is available at:

https://ri.copel.com/en/corporate-governance/bylaws-policies-and-regiments/

1.6	1.6. The Board of Director’s Opinion on Tender Offers (OPA)
1.6.1	Recommended Practice: The bylaws must provide that the board of directors issue an opinion in relation to any tender offer for the shares or securities that are convertible or exchangeable for shares issued by the company, containing, among other relevant information, the board of director’s opinion regarding the eventual acceptance of the tender offer and the economic value of the company.

ADOPTS

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1.7	Profit Allocation Policy
1.7.1	Recommended Practice: The company must prepare and disclose the profit allocation policy defined by the Board of Directors. Among other aspects, this policy must provide for the periodicity of dividend payments and the reference parameter to be used to define the respective amount (percentages of adjusted net income and free cash flow, among others).

ADOPTS

1.8	Mixed Capital Company
1.8.1	Recommended Practice: The bylaws must clearly and precisely identify, in a specific chapter, the public interest that justified the creation of a mixed capital company.

ADOPTS: The public interest that justified the creation of Copel is described in Art. 1 of its Bylaws:

Companhia Paranaense de Energia, hereinafter referred to as "Copel" or "Company", is a mixed capital publicly-held company, legal entity under private law whose major stakeholder is the State of Paraná. The Company was incorporated by State Decree no. 14,947/1954, as authorized by State Law no. 1,384/1953, being governed by these Bylaws, Brazilian Federal Laws No. 6,404/1976 and 13,303/2016, and further applicable legal provisions.

Copel was created on October 26, 1954 by State Decree No. 14,947 to operate in the generation, transmission and distribution of electricity, as part of Paraná's plan to place the electricity sector under state control.

With State Decree No. 1,412/56, Copel began to centralize all governmental planning, construction and exploitation of production, transmission, transformation, distribution and commercialization of electric energy and related services, having incorporated all goods, services and works held by various bodies. It was then responsible for building the large energy integration systems and the hydroelectric projects foreseen in the Electrification Plan of the State of Paraná.

The current version of the Company's Bylaws, approved by the 206th Extraordinary Shareholders' Meeting held on April 28, 2023, is available at:

https://ri.copel.com/en/corporate-governance/bylaws-policies-and-regiments/

1.8.2	Recommended Practice: The board of directors must monitor the company's activities and establish policies, mechanisms, and internal controls to verify the costs incurred to serve the public interest and possible reimbursements to be made to the company or other shareholders and investors by the controlling shareholder.

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ADOPTS: According to Copel's Corporate Bylaws, in its Art. 28, in addition to the duties set forth by law, it is also incumbent upon the Board of Directors: periodically monitor the effectiveness of the risk management and internal control systems established for the prevention and mitigation of the main risks to which the Company is exposed, including the risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud, pursuant to Brazilian Federal Law No. 13,303/2016 (item IX); approving and monitoring the general policies of the Company and their respective changes, as well as monitor the application with respect to (item XVII): a) risk management; b) integrity; c) transactions with related parties; d) corporate governance; e) sustainability; f) climate change; g) equity stakes; h) people management; i) labor health and safety; j) nomination of members of statutory bodies and annual performance evaluation; k) communication and spokespersons; l) negotiation of shares issued by the company itself; m) dividends; n) donations and sponsorships; o) disclosure of relevant information and facts; and p) investor relations.

The current version of the Company's Bylaws, approved by the 206th Extraordinary Shareholders' Meeting held on April 28, 2023, is available at:

https://ri.copel.com/en/corporate-governance/bylaws-policies-and-regiments/

Regarding internal controls, Art. 36 says that The Chief Governance, Risk and Compliance Office is responsible for verifying compliance with obligations and risk management, being its duties related to corporate risk management and internal controls, compliance, integrity, code of conduct and integrity program, among others defined in the Rules of Procedure of the Executive Board.

Still in Art. 46, item VIII, it is possible to observe that in addition to the duties defined by law and in the Rules of Procedure of the Executive Board, it is incumbent upon the Executive Board Meeting to: establish and monitor governance practices, internal controls, guidelines and policies for its wholly-owned subsidiaries, in directly or indirectly controlled companies and, in the case of direct or indirect minority interests, proportional to the relevance, materiality and risks of the business of which they are participants; Public Policies and reimbursement of eventual costs of social programs.

At Copel, public policies are operationalized through programs of a social nature, whose main purpose is to expand access to energy, considering the socioeconomic characteristics of the population, as well as the specificities and demands of the urban and rural areas. These programs meet legal requirements and are monitored by the Company through data such as target audience, amounts invested, amounts reimbursed, number of beneficiaries, regions served, impacts and results achieved. Copel Distribuição, due to the nature of its business, maintains control of almost all the indicators of each of the programs, with the smallest volume under the control of the other subsidiaries of the group. Copel Holding, also due to the nature of its activities, monitors the issue of public policies within the scope of Corporate Sustainability, maintaining a dialogue with the management teams of wholly-owned subsidiaries for monitoring and external reporting of data, fulfilling its commitment to transparency with its stakeholders.

More information on public policies can be found at:

The Annual Public Policy and Governance Letter is available at:

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https://ri.copel.com/en/corporate-governance/report-and-annual-corporate-governance-letter/

2	BOARD OF DIRECTORS
2.1	Duties
2.1.1	Recommended Practice: The board of directors must, without prejudice to other legal, statutory and other practices provided for in the Code: (i) define the business strategies, considering the company’s operational impacts on society and the environment, aiming at the company’s perpetuity and value creation in the long term; (ii) periodically assess the company’s risk exposure and the effectiveness of risk management systems, internal controls, and the integrity/compliance system, as well as approve a risk management policy compatible with the business strategies; (iii) define the company’s values and ethical principles, ensuring the issuer’s transparency in the relationship with all stakeholders; (iv) perform an annual review of the corporate governance system, aiming at improving it.

ADOPTS: The Board of Directors is a strategic and collegiate decision-making body, responsible for defining the Company's superior guidance, ensuring the Company's assets are protected and that the Company is achieving its corporate purpose, in addition to being responsible for guiding the Executive Board in maximizing return on investment, adding value to the business with sustainability. The duties of the Board of Directors are provided in Article 28 of the Bylaws and in its Rules of Procedure.

Among the duties of the Board of Directors associated with guiding the business, which considers the impacts of the Company's activities on society and the environment, we point out the items of Art. 28 of the Company's Bylaws, in which the following practices are set out:

(i) Item I provides for the competence of the Board of Directors to set the general guidelines for the Company's business, establish the general orientation of the Company's business, including approval and monitoring of the business plan, strategic and investment planning, defining objectives and priorities in meeting public policies compatible with the Company's area of operation and its corporate purpose, seeking development with sustainability. As an example, we present the Minutes of the 210th Ordinary Meeting of the Board of Directors held on 01.20.2021 - with resolution on general business guidelines - https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd-4214-a2e0-308a2393e330/99f95d14-2ffb-6e38-7350-779e2fe1b1ca?origin=1

(ii) Item IX establishes that the Board of Directors must monitor the effectiveness of risk management systems and internal controls established for the prevention and mitigation of the main risks to which the Company is exposed, including the risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud.

It is also up to the Board of Directors, in item XVII, to approve the Integrated Corporate Risk Management Policy and its amendments. The risk management model adopted by Copel is based on recognized structures and standards, such as the Committee of

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Sponsoring Organizations of the Treadway Commission – COSO and the Corporate Governance Code of the Instituto Brasileiro de Governança Corporativa – IBGC.

The current version of the Policy was approved at the 219th Ordinary Meeting of the Board of Directors, on 10.14.2021 and is available on the website www.copel.com, Investor Relations page at:

https://ri.copel.com/en/corporate-governance/bylaws-policies-and-regiments/

As an example, we present the summary of the Minutes of the 219th Ordinary Meeting of the Board of Directors, held on 10.14.2021 - in which matters inherent to the topic in question were addressed - https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd-4214-a2e0-308a2393e330/bf128c40-76c8-645d-8439-dcd229b7a827?origin=1 - and the Company's Investor Relations page in which all the Minutes of the Board of Directors are made available, with matters inherent to risk management, internal controls and compliance being addressed throughout the year - https://ri.copel.com/governanca-corporativa/reunioes/reunioes-do-conselho-de-administracao-e-fiscal/

(iii) Item X sets forth the competence of the Board of Directors to approve Copel Code of Conduct and Integrity Program and any amendments thereto. The ethical principles that guide the Copel Code of Conduct incorporate Copel's values (Ethics, Respect for People, Dedication, Transparency, Occupational health and Safety, Responsibility and Innovation), the Mission, Vision and principles of Corporate Governance, the Global Compact and of the Integrity Program. Additionally, in the annual strategic planning approval process, the Strategic Reference (vision, mission and values) that are the Company's purpose and reason for existence is reviewed. The precepts established in the Copel Code of Conduct are intended to guide the actions of all people who carry out activities on behalf of Copel: managers, supervisory board members, employees, interns, service providers, suppliers and outsourced employees, who are responsible for the responsibility to abide by its provisions and application.

With regard to maintaining the Company's transparency in its relationship with all stakeholders, Copel provides communication channels, an independent Reporting Channel, Commission for Analysis of Complaints of Moral Harassment - CADAM, Ombudsman and Ethics Committee, in order to receive opinions, criticisms, consultations and complaints that, in addition to contributing to the fight against fraud and corruption, also expand the organization's relationship with stakeholders.

The current version of the Copel Code of Conduct, approved in 2022, is available at https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd-4214-a2e0-308a2393e330/bdb00582-a29f-1205-79ea-895bd4ba6b7d?origin=1 and the current version of the Integrity Program, approved at the 203rd Meeting of the Board of Directors, held on 06.17.2020, are available on the Compliance Portal: https://www.copel.com/hpcweb/institucional/compliance/#coe.

(iv) Item XVII provides for the competence of the Board of Directors to approve the Copel Policy on Corporate Governance, approved on 09.22.2021, which establishes the principles and guidelines for the Company and its Executive Board. In addition, item X attributes competence to the collegiate body to establish and monitor governance practices, internal controls, as well as guidelines and policies for its wholly-owned subsidiaries, directly or indirectly, controlled companies and, in the case of direct or indirect minority interests, proportional to the relevance, materiality and risks of the

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business in which they participate;

The current version of the Copel Policy on Corporate Governance, is available at https://ri.copel.com/en/corporate-governance/bylaws-policies-and-regiments/.

Copel's practice is to constantly improve its Corporate Governance System, which goes beyond meeting legal requirements, CVM regulations, the B3 Issuers Regulation and the practices imposed by US legislation for companies listed on the New York Stock Exchange. The Board of Directors is responsible for approving and monitoring all practices that make up the Governance System (Article 28 of Copel Corporate Bylaws), as well as approving all corporate policies, rules of procedures of collegiate bodies, corporate reports, risk management systems, internal controls and integrity, the Annual Public Policies and Corporate Governance Letter.

Annually, together with the approval of the review of corporate policies or reports, the corporate governance system is updated and improved, the most recent example being the statutory reform of 11.26.2021, approved by the 203rd Extraordinary Shareholders meeting, consolidating significant advances governance, such as:

- Establishment of three statutory advisory committees to the Board of Directors; i) Investment and Innovation Committee; ii) Sustainable Development Committee; and iii) Minority Shareholders Committee;

- UNITs Program i) Share split at the ratio of 1 to 10;

- Migration to B3 Corporate Governance Level 2.

- Increase from 2 to 3 in the number of members elected by non-controlling shareholders on the Board of Directors; and

- Inclusion of an independent external member in the Statutory Audit Committee.

The current version of the Company's Bylaws, approved by the 206th Extraordinary Shareholders' Meeting held on April 28, 2023, is available at:

https://ri.copel.com/en/corporate-governance/bylaws-policies-and-regiments/

The current version of the Internal Regulations of the Board of Directors, approved by the 224th Ordinary Meeting of the Board of Directors, on 03.16.2022, is available at:

https://ri.copel.com/en/corporate-governance/bylaws-policies-and-regiments/.

2.2	Composition of the Board of Directors
2.2.1	Recommended Practice: The Corporate Bylaws must establish that: (i) the Board of Directors is composed mostly of external members, with at least one third of independent members; (ii) the Board of Directors must annually evaluate and disclose who the independent directors are, as well as indicate and justify any circumstances that may compromise their independence.

ADOPTS

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2.2.2	Recommended Practice: The Board of Directors must approve a nomination policy that establishes: (i) the process for nominating the members of the Board of Directors, including the indication of the participation of other bodies of the company in the process; (ii) that the Board of Directors must be composed taking into account the availability of time of its members to exercise their functions and the diversity of knowledge, experiences, behaviors, cultural aspects, age group and gender.

ADOPTS: (i) Copel considers the process of nominating Executive Board members, Supervisory Board members and members of statutory committees as a fundamental part of the sustainable management of the Company's businesses.

According to item XVII of Art. 28 of the Company's Corporate Bylaws, the Board of Directors must approve and monitor the Company's general policies and their respective amendments, among them, the Policy on Nomination and its rules of procedures, whose purpose is to establish the principles to be considered in the nomination process, as well as the guidelines for nominating members of statutory bodies of Copel, its direct and indirect wholly-owned subsidiaries, respecting their corporate procedures.

For the execution of the nomination process, observing the procedures and requirements established in the Policy and its internal regulations, the Company has a Nomination and Evaluation Committee, provided for in Art. 53 of the Corporate Bylaws, whose duty is to verify the conformity of the nomination and assessment process of the Executive Board members, supervisory board member and members of statutory committees, under the terms of the current legislation.

(ii) The Policy on Nomination has as one of its principles the promotion of diversity, recognizing the importance of diversity in education, qualifications and experience, including in relation to gender, religion, age and race; and its guideline is to prioritize, when appointing members of statutory bodies, the complementarity of skills, availability of time to exercise the position, qualifications and experience.

The current version of the Company's Bylaws, approved by the 206th Extraordinary Shareholders' Meeting held on April 28, 2023, is available at:

https://ri.copel.com/en/corporate-governance/bylaws-policies-and-regiments/

The Policy on Nomination and its rule, approved on 10.14.2021, by the 219th Ordinary Meeting of the Board of Directors, is available at:

https://ri.copel.com/en/corporate-governance/bylaws-policies-and-regiments/

2.3	Chairman of the Board of Directors
2.3.1	Recommended Practice: The CEO should not also hold the position of Chairman of the Board of Directors.

ADOPTS

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2.4	Assessment of the Board and Directors
2.4.1	Recommended Practice: The company must implement an annual performance evaluation process for the board of directors and its committees, as collegiate bodies, the chairman of the Board of Directors, the directors, individually considered, and the governance secretariat, if any.

ADOPTS: Copel annually implements (Corporate Bylaws Art. 81) a performance evaluation process for the board of directors and its committees, as collegiate bodies, the Chairman of the Board of Directors, the directors, individually considered, and the governance secretariat. This process is carried out in line with the best corporate governance practices, and in compliance with Brazilian Federal Law No. 13,303/2016.

The responsibility for conducting the performance evaluation process for Executive Board member and members of the Statutory Committees rests with the Chairman of the Board of Directors (Corporate Bylaws Art. 29). The process has been carried out, since 2016, by an independent consultancy, being participatory and multilateral, and includes the evaluation of the Corporate Governance Secretariat in relation to the services provided to the statutory bodies.

The methodology aims to evaluation the performance as a body and in terms of the contribution of the members of all statutory bodies, including the CEOs, in addition to being evaluated by their peers. To this end, it considers the collective (body evaluation) and individual (self- evaluation and peer evaluation) perspective, contemplating qualitative analysis for all statutory bodies and quantitative analysis carried out by the specialized consultancy on the results of the Executive Boards.

The quantitative analysis takes place from the achievement of the goals of the management contracts. The qualitative evaluation, in its collective dimension, is carried out considering the following criteria of fulfillment of attributions, conformity, relationship and functioning dynamics; in its individual dimension, it is structured based on criteria related to the performance and updating of the member, independence and compliance, commitment and participation in the collegiate.

The practice takes place in accordance with the Internal Policy, NPC - 0319 Policy of Annual Performance Assessment of Statutory Bodies, which establishes the guidelines for the evaluation process of these bodies of Companhia Paranaense de Energia - Copel (Holding) and its wholly-owned subsidiaries.

In addition to the performance evaluation, the process considers a development plan with actions arising from opportunities for improvement and which are implemented during the next cycle.

The Policy of Performance Assessment Statutory Bodies is available at:

https://ri.copel.com/en/corporate-governance/bylaws-policies-and-regiments/

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2.5	Succession Planning
2.5.1	Recommended Practice: The Board of Directors must approve and keep up to date a succession plan for the CEO, whose preparation must be coordinated by the Chairman of the Board of Directors.

PARTIALLY ADOPTED: The profile of the CEO position is defined according to the criteria of Brazilian Federal Law No. 13,303/2016, Art. 17, which delimits what are the experiences, education and eligibility required for the position. Any succession process must be submitted to the Board of Directors which, in accordance with the attributions provided for in Art. 28 of Copel Corporate Bylaws, must elect, remove, accept resignation, replace the Company's executive directors, and establish their attributions.

The Company also has a Nomination and Evaluation Committee, which is a statutory body of a permanent nature, auxiliary to the shareholders, which will verify compliance with the nomination and evaluation process of Executive Board member, members of the supervisory board and members of statutory committees, under the terms of current legislation.

In addition, the Company has a Sustainable Development Committee, which is a statutory body of an advisory and permanent nature, providing advice to the Board of Directors, whose attributions include analyzing, evaluating and recommending improvements and strategic guidelines for evaluation processes, development and succession of executives and directors of the Company.

The CEO succession process is based on the Policy on Nomination (NPC 0315), which establishes the guidelines for nominating members of the statutory bodies of Companhia Paranaense de Energia – Copel (Holding).

Among the guidelines of the Policy on Nomination, “4.3 – To ensure that the appointed members have the profile required for the position, observing the strategic guidelines and expectations of performance of the duties provided for the respective positions of the Company in which they will act” and “4.5 – To structure a succession plan in order to ensure that replacements are scheduled, reducing impacts on the business continuity and perpetuity of Copel”, are highlighted.

The current version of the Policy on Nomination, approved by the Board of Directors at its 219th Meeting, on 10.14.2021, is available at:

https://ri.copel.com/en/corporate-governance/bylaws-policies-and-regiments/

2.6	Integration of New Directors
2.6.1	Recommended Practice: The company must have a previously structured integration program for new members of the Board of Directors, so that these members are introduced to key people in the company and its facilities and in which essential topics for understanding the company's business are addressed.

ADOPTS: Since 2017, the Company has adopted an integration program for new

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members of the Board of Directors, and in 2018, a partnership was signed with the Instituto Brasileiro de Governança Corporativa – IBGC.

In 2019, Copel's Corporate University, together with the Governance, Risk and Compliance Board and the Corporate Governance Department, held events focused on the integration of new directors: a) an integration event, with the participation of the Holding Executive Boards and its wholly-owned subsidiaries. At this meeting, the new board members received a kit containing: information booklets, statutes, regulations and other documents; in addition to introducing key people to the Company's main facilities, rites and symbols, its various businesses and main aspects of the country's electricity sector and the future challenges of each management. b) Pluriannual Development Program for Directors and Executive Board members, covering the period from 2019 to 2022, with the objective of improving, through the training of Executive Directors and Directors, the understanding of the best Governance practices and the legal aspects of the function of the Director and Supervisory Board member and discuss the fundamental themes for the work of the Board of Directors and Supervisory Board in Mixed Capital Companies.

2.7	Compensation of Board Members
2.7.1	Recommended Practice: The compensation of the members of the Board of Directors must be proportional to the attributions, responsibilities and time demands. There should be no compensation based on participation in meetings, and the variable remuneration of directors, if any, should not be linked to short-term results.

ADOPTS

2.8	Rules of Procedure of the Board of Directors
2.8.1	Recommended Practice:The Board of Directors must have rules of procedure that regulates its responsibilities, attributions and operating rules, including: (i) the attributions of the Chairman of the Board of Directors: (ii) the rules for replacing the Chairman of the Board in his/her absence or vacancy: (iii) the measures to be adopted in situations of conflict of interests: and (iv) the definition of a period of sufficient advance for the receipt of materials for discussion at the meetings, with adequate depth.

ADOPTS

2.9	Board of Directors Meetings
2.9.1	Recommended Practice: The Board of Directors must define an annual calendar with the dates of ordinary meetings, which must not be less than six or more than twelve, in addition to calling extraordinary meetings whenever necessary. The calendar should provide for an annual thematic agenda with relevant subjects and dates for discussion.

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ADOPTS

2.9.2	Recommended Practice: Board of Directors meetings must regularly provide exclusive sessions for external directors, without the presence of executive board members and other guests, for alignment of external directors and discussion of topics that may create embarrassment.

ADOPTS

2.9.3	Recommended Practice: Board of Directors meeting minutes must be clearly worded and record decisions taken, people present, dissenting votes, and vote abstentions.

ADOPTS: The Company maintains a specific area (Corporate Governance Secretariat), with trained professionals, responsible for issuing clear meeting records (minutes) that accurately portray the decisions taken, the people present, the dissenting votes and the abstentions from voting.

The minutes can be found on Copel's Investor Relations website, at: https://ri.copel.com/governanca-corporativa/reunioes/reunioes-do-conselho-de-administracao-e-fiscal/

3	EXECUTIVE BOARD
3.1	Duties
3.1.1	Recommended Practice: The Executive Board must, without prejudice to its legal and statutory attributions and other practices provided for in the Code:(i) execute the risk management policy and, whenever necessary, propose to the Board of Directors any need to review this policy, due to changes in the risks to which the company is exposed: (ii) implement and maintain effective monitoring mechanisms, processes and programs and disclosure of financial and operational performance and the impacts of the company's activities on society and the environment.

ADOPTS

3.1.2	Recommended Practice: The Executive Board must have its own rules of procedure that establish its structure, its functioning and its roles and responsibilities.

ADOPTS

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3.2	Appointment of Executive Directors
3.2.1	Recommended Practice: There should be no reserve of executive board positions or managerial positions for direct appointment by shareholders.

ADOPTS

3.3	Assessment of the CEO and the Executive Board
3.3.1	Recommended Practice: The CEO must be evaluated annually, in a formal process conducted by the Board of Directors, based on the verification of the achievement of the financial and non-financial performance targets established by the Board of Directors for the company.

ADOPTS: The CEO is evaluated annually, in accordance with the premises of the performance evaluation program for members of the statutory bodies and in accordance with NPC - 0319 Policy of Annual Performance Assessment of Statutory Bodies, which establishes the guidelines for the evaluation process of both the statutory bodies and the members of the statutory bodies of Companhia Paranaense de Energia - Copel (Holding), with specific and participative methodology, aligned with the Nomination and Evaluation Committee and deliberated with the Board of Directors. The results are presented, analyzed, discussed and approved by the Board of Directors. The process is conducted by an independent external consultancy and, as a result of learning from previous cycles, the methodology has been improved, reinforcing not only the assessment stage, but also the stage of promoting professional development.

The current version of the Policy of Annual Performance Assessment of Statutory Bodies, is available at:

https://ri.copel.com/en/corporate-governance/bylaws-policies-and-regiments/

3.3.2	Recommended Practice: The results of the assessment of the other Executive Directors, including the CEO's proposals regarding the goals to be agreed and the permanence, promotion or dismissal of executive board members in their respective positions, must be presented, analyzed, discussed and approved at a meeting of the Board of Directors.

ADOPTS: The other executive directors are evaluated in the performance evaluation program standardized by NPC - 0319 Policy of Annual Performance Assessment of Statutory Bodies, which establishes the guidelines for the evaluation process of these bodies of Companhia Paranaense de Energia - Copel (Holding), with specific methodology and participative, aligned with the Nomination and Evaluation Committee, the Sustainable Development Committee and deliberated with the Board of Directors.

The results are presented, analyzed, discussed and approved by the Board of Directors.

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The process is conducted by an independent external consultancy and, as a result of learning from previous cycles, the methodology has been improved, reinforcing not only the assessment stage, but also the stage of promoting professional development.

The current version of the Policy of Annual Performance Assessment of Statutory Bodies is available at

https://ri.copel.com/en/corporate-governance/bylaws-policies-and-regiments/

3.4	Executive Board Compensation
3.4.1	Recommended Practice: Executive Board compensation must be set through a compensation policy approved by the Board of Directors through a formal and transparent procedure that considers the costs and risks involved.

ADOPTS: The compensation of the Executive Board is established through the Statutory Bodies Compensation Policy (NPC 0321) approved by the Board of Directors and is carried out in accordance with the budget forecast approved at the Ordinary Shareholders’ meeting, considering the costs and risks involved.

The compensation policy adopted by the Company is in line with the market and with the recommendations of the best corporate governance practices of the Brazilian Institute of Corporate Governance - IBGC and was approved by the Board of Directors at its 221st Meeting, on 12.08.2021.

The Compensation Policy defines the guidelines, the necessary governance for approving the compensation and compensation components. The current version of the Policy is available at:

https://ri.copel.com/en/corporate-governance/bylaws-policies-and-regiments/

3.4.2	Recommended Practice: Executive Board compensation must be linked to results, with medium and long-term goals clearly and objectively related to the generation of economic value for the company in the long term.

ADOPTS: The compensation of the Executive Board is linked to results, with medium and long-term goals, as approved by the Board of Directors (NPC 0321 - Statutory Bodies Compensation Policy), at its 221st Meeting, held on 12.08.2021.

The current version of the Statutory Bodies Compensation Policy as approved at the 221st Meeting of the Board of Directors, held on 12.08.2021, is available at:

https://ri.copel.com/en/corporate-governance/bylaws-policies-and-regiments/

3.4.3	Recommended Practice: The incentive structure must be in line with the risk limits defined by the Board of Directors and prevent the same person from controlling the decision-making process and its respective supervision. No one should deliberate on their

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own compensation.

ADOPTS: The incentive structure is in line with the risk limits, as defined by the Board of Directors - CAD, through the Statutory Bodies Compensation Policy, approved at its 221st Meeting, held on 12.08.2021, and resolved at the Ordinary Shareholders’ meeting - AGO, pursuant to Brazilian Federal Law No. 6,404/1976.

The current version of the Statutory Bodies Compensation Policy was approved at the 221st Meeting of the Board of Directors, held on 12.08.2021, is available at:

https://ri.copel.com/en/corporate-governance/bylaws-policies-and-regiments/

4	SUPERVISORY AND CONTROL BODIES
4.1	Statutory Audit Committee
4.1.1	Recommended Practice: The Statutory Audit Committee must: (i) have among its duties that of advising the Board of Directors in monitoring and controlling the quality of financial statements, internal controls, risk management and compliance: (ii) be made up mostly of independent members and coordinated by an independent director: (iii) have at least one of its independent members with proven experience in the accounting-corporate, internal controls, financial and auditing areas, cumulatively: and (iv) have its own budget for hiring consultants for accounting, legal or other matters, when the opinion of an external expert is required.

ADOPTS: i) The Statutory Audit Committee reports to the Board of Directors, to which it is directly linked, and is provided for in Section I of Chapter V of Copel's Corporate Bylaws.

Among the main attributions of the Statutory Audit Committee are to ensure the quality and integrity of the Company's accounting and financial statements; for complying with legal and regulatory requirements; for the performance, independence and quality of the work of the Independent Audit firm hired to issue an opinion on the accounting and financial statements; for the performance and quality of the work of the Internal Audit and for the quality and efficiency of the internal control and risk management systems.

The Statutory Audit Committee is also responsible for issuing an annual report, and its summary, prepared at the end of the year, must be published together with the Company's accounting and financial statements.

The characteristics, composition, functioning and powers of the Collegiate are established in specific Rules of Procedures.

ii) Copel's Statutory Audit Committee is composed of 03 (three) to 05 (five) members chosen by the Board of Directors, elected and dismissed by that body, all with a unified term of office of 02 (two) years, allowed, at most, 03 (three) consecutive renewals. The following parameters are observed in the composition of the CAE:

I. having a majority of independent members pursuant to Brazilian Federal Law No. 13,303/2016;

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II. at least 01 (one) member with recognized professional experience in matters of corporate accounting, auditing and finance, which characterizes them as a “financial specialist” under the terms of current legislation;

III. at least 01 (one) of the members of the Committee must be a member of the Board of Directors;

IV. at least 01 (one) of the members of the Committee will not be a member of the Board of Directors and must be chosen among people from the market with notable experience and technical capacity; and

V. the Chairman of the Committee must be a member of the Board of Directors.

Currently, all members are independent, pursuant to Brazilian Federal Law No. 13,303/2016.

The Statutory Audit Committee’s Rules of Procedure, approved by the 217th Ordinary Meeting of the Board of Directors, held on 08.04.2021, is available at:

https://ri.copel.com/en/corporate-governance/bylaws-policies-and-regiments/

iii) One of the members of the Statutory Audit Committee must be a financial expert, in addition to being independent, in accordance with Brazilian Federal Law No. 13,303/2016, being expressly declared at the time of him/her election.

The confirmation can be proven in the Minutes of the 206th Extraordinary Meeting of the Board of Directors, of 04.30.2021, which elected the members of Copel's Statutory Audit Committee available at:

https://api.mziq.com/mzfilemanager/v2/d/16a31b1b-5ecd4214-a2e0-308a2393e330/299f33b4-ca8c-2b32-d829-24f77c36a364?origin=1

iv) The Statutory Audit Committee has its own budget, as determined by its Rules of Procedure, Art. 30, for carrying out consultations, assessments and investigations within the scope of its activities, including the hiring and use of specialists and/or independent external auditors, as well as for other matters related to the committee's activities.

4.2	Supervisory Board
4.2.1	Recommended Practice: The Supervisory Board must have its own rules of procedure that describes its structure, its operation, work program, roles and responsibilities, without creating embarrassment to the individual performance of its members.

ADOPTS

4.2.2	Recommended Practice: The minutes of the Supervisory Board meetings must observe the same disclosure rules as the minutes of the Board of Directors.

ADOPTS: As provided for in the Company's Corporate Bylaws and Rules of Procedure of

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the Supervisory Board, as well as for the Board of Directors, the minutes are drawn up in the relevant register. The Rules of Procedures of both collegiate bodies establish the means of disclosing the minutes, establishing, for example, restrictions related to topics that may jeopardize the Company's legitimate interest, when it is up to the collegiate body itself to decide on their disclosure.

Extracts from the Supervisory Board's minutes are disclosed on the Investor Relations website, and the minutes of the meetings that approve the DFs, with the respective opinion, are disclosed in full on Copel's Investor Relations website.

Publications of the Documents are available at:

https://ri.copel.com/governanca-corporativa/reunioes/reunioes-do-conselho-de-administracao-e-fiscal/

The Rules of Procedure of the Supervisory Board is available at:

https://ri.copel.com/en/corporate-governance/bylaws-policies-and-regiments/

4.3	Independent Audit
4.3.1	Recommended Practice: The company must establish a policy for contracting extra-audit services from its independent auditors, approved by the Board of Directors, which prohibits the contracting of extra-audit services that could compromise the independence of the auditors. The company should not hire as an independent auditor anyone who has provided internal audit services for the company for less than three years.

PARTIALLY ADOPTED: The Company has a policy on contracting Independent Audit services, which can be provided by the Independent Auditors, approved by the Board of Directors, which exemplifies, but does not exhaust, which services are prohibited from being provided by the independent auditors under penalty of characterizing the loss of independence of the external auditor, but does not prohibit hiring anyone who has provided internal audit services for less than 3 years, as an independent auditor. This is because the Company understands that the time of 3 years, by itself, without analyzing the concrete case, may reflect a superficial analysis that is not consistent with the complex reality of finding conflict situations.

Both Brazilian and US accounting rules on auditor independence (which the Company also follows) are detailed and critically examine the identification of conflicts. In the Company's view, the general provision of a specific mandatory period in this case, without any justification, may not achieve the concrete objective of this governance principle, given the high risk of self-review and loss of the professional scepticism required for such activity.

In this context, there is a provision for the concrete analysis of each specific case by the Statutory Audit Committee and by the Board of Directors, due to the need for prior approval for all contracts of this nature.

The Policy on Contracting Independent Audit Services was approved by the 217th Ordinary Meeting of the Company's Board of Directors, held on 08.04.2021, is available

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at:

https://ri.copel.com/en/corporate-governance/bylaws-policies-and-regiments/

4.3.2	Recommended Practice: The independent audit team must report to the Board of Directors, through the audit committee, if any. The audit committee should monitor the effectiveness of the independent auditors' work, as well as their independence. It must also evaluate and discuss the independent auditor's annual work plan and forward it to the Board of Directors for consideration.

ADOPTS

4.4	Internal Audit
4.4.1	Recommended Practice: The company must have an internal audit area directly linked to the Board of Directors.

ADOPTS: According to the Company's Corporate Bylaws, Art. 51, paragraph 5, the Internal Audit is linked directly to the Board of Directors, through the Statutory Audit Committee.

Copel's Statutory Audit Committee is provided for in Section I of Chapter V of the Corporate Bylaws, consisting of three members, all independent chosen by the Board of Directors, elected and dismissed by such body, as provided for in Brazilian Federal Law No. 13,303/2016, the characteristics, composition, operation and competences being established in specific Rules of Procedure. This Committee reports to the Board of Directors, to which it is directly linked.

4.4.2	Recommended Practice: If this activity is outsourced, the internal audit services must not be performed by the same company that provides financial statement audit services. The company should not hire for internal audit anyone who has provided independent audit services for the company for less than three years.

ADOPTS

4.5	Risk Management, Internal Controls and Integrity/Compliance
4.5.1	Recommended Practice: The company must adopt a risk management policy, approved by the Board of Directors, which includes the definition of the risks against which protection is sought, the instruments to be used for this purpose, the organisational structure for risk management, the assessment of the adequacy of the operational structure and internal controls in order to verify their effectiveness, and the definition of guidelines for establishing the acceptable limits of the company's exposure to these risks.

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ADOPTS: The Company adopts the corporate risk management policy reviewed and approved by the Board of Directors. The current version of the Policy was approved at the 231st Ordinary Meeting of the Board of Directors, on 10.19.2022, after the favorable recommendation of the 2,523rd Executive Board Meeting - REDIR, on 10.13.2022, and the 264th Meeting of the Statutory Audit Committee, of 10.18.2022.

RISK APPETITE STATEMENT

Copel relies on the following pillars in relation to its risk appetite:

a) acting in the highest ethical and compliance standards;

b) ensuring that activities or practices adopted are aligned with ESG practices with an emphasis on change climate and social and environmental aspects;

c) ensuring that work safety is rigorously observed in all Copel's operations;

d) ensuring the constant improvement of the level of cybersecurity of Information Technology and Operation Technology;

e) not operating in segments that are not related to its main activity; and

f) investing in businesses adhering to the Policy on Investment and to the Strategic Planning, based on decarbonization, integration with scale, capital discipline and innovation as fundamentals and pillars.

The current version of the Integrated Corporate Risk Management Policy is available at:

https://ri.copel.com/en/corporate-governance/bylaws-policies-and-regiments/

4.5.2	Recommended Practice: The Board of Directors is responsible for ensuring that the Executive Committee has in place mechanisms and internal controls to identify, evaluate and control risks in order to maintain them at levels consistent with established limits, including the Integrity/Compliance Program, which aims to ensure compliance with laws, regulations and external and internal rules.

ADOPTS: The Corporate Risk Management Policy, approved by the Board of Directors, includes the following responsibilities:

- approving the Integrated Corporate Risk Management Policy;

- evaluating and approving the alignment of risk appetite to strategic management processes;

- monitoring the effectiveness of the risk management process at Copel;

- semiannually analyzing the risk portfolio and the resulting mitigation plans; and

- implementing and supervising the risk management and internal control systems established for the prevention and mitigation of the main risks to which the Company is

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exposed, including risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud.

The current version of the Integrated Corporate Risk Management Policy is available at:

https://ri.copel.com/en/corporate-governance/bylaws-policies-and-regiments/

4.5.3	Recommended Practice: The Executive Board must evaluates, at least annually, the effectiveness of the policies and systems for risk management and internal controls, as well as the integrity/compliance program and report to the Board of Directors on this assessment.

ADOPTS: The Executive Board assesses annually, through the work of the Internal Audit, the effectiveness of the corporate risk management policy, the assessment process of internal controls and the integrity program. Also, periodic reports on these topics are made to the Statutory Audit Committee and the Board of Directors.

According to NPC 0104 - Integrated Corporate Risk Management Policy, the Internal Audit is responsible for: (third line)

- evaluating the effectiveness of the risk management process at Copel;

- evaluating the adequacy of treatment actions and internal control mechanisms, recommending, when necessary, improvements in processes to the risk manager; and

- carrying out periodic reports of its assessments to the Board of Directors and the Statutory Audit Committee.

Copel adopts the corporate risk model based on the Three Lines Model, as shown below:

- ADMINISTRATIVE BODY – Executive Boards. Responsible for accountability to stakeholders regarding organizational oversight through integrity, leadership and transparency.

- MANAGEMENT – responsible for taking actions (including risk management) to achieve the organization's objectives through risk-based decision-making and the application of resources.

They play the roles of the first line: Executive Boards, superintendents and managers of the business areas, in addition to project and process managers. Responsible for providing services and products to customers and managing risks.

The Governance, Risk and Compliance Board acts as the second line. Responsible for supporting, monitoring and questioning risk-related issues.

- INTERNAL AUDIT – conducts independent and objective evaluation and advice on matters relating to the achievement of objectives, to provide clarity and confidence, and to promote and facilitate continuous improvement through rigorous investigation and insightful communication.

Internal Audit acts as the third line. It carries out an independent evaluation.

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5	ETHICS AND CONFLICT OF INTERESTS
5.1	Code of Conduct and Reporting Channel
5.1.1	Recommended Practice: The company must have a Ethics Committee, endowed with independence and autonomy and linked directly to the Board of Directors, in charge of implementing, disseminating, training, reviewing and updating the code of conduct and the reporting channel, as well as carrying out investigations and proposal of corrective measures related to violations of the code of conduct.

ADOPTS: According to Copel Code of Conduct, in its item 5.4, the Ethics Committee is a collegiate body that assists the Board of Directors, created with the mission of contributing so that the Company is permanently guided by ethical principles that are in line with Copel's values, with the principles of the Global Compact and with the principles of Corporate Governance.

In addition, the Committee is responsible for ensuring the disclosure and effective application of the precepts and guidelines of the Copel Code of Conduct by employees, Executive Directors and outsourced employees. The Committee is formed by the Executive Director of Governance, Risk and Compliance, by the Executive Director of Corporate Management and by the Executive Director of Legal and Institutional Relations, in addition to a member of the Board of Directors. The body, by its resolution, may invite the Executive Director of the area involved in the matter in question and the CEO of Copel Holding to assist in the decision-making process.

5.1.2	Recommended Practice: The Copel Code of Conduct, prepared by the Executive Board, with the support of the Ethics Committee, and approved by the Board of Directors, must: (i) discipline the company's internal and external relations (ii) manage conflicts of interests and provide for the abstention of the member of the Board of Directors, the Audit Committee or the Ethics Committee, if any, which, as the case may be, is in conflict: (iii) clearly define the scope of actions aimed at investigating the occurrence of situations understood as being carried out with the use of privileged information (for example, use of privileged information for commercial purposes or to obtain advantages in the negotiation of securities): (iv) establish that ethical principles underlie the negotiation of contracts, agreements, proposals to amend the Corporate Bylaws, as well as the policies that guide the entire company, and establish a maximum value of third-party goods or services that Executive Directors and employees can accept free of charge or favored.

ADOPTS

5.1.3	Recommended Practice: The Reporting Channel must be endowed with independence, autonomy and impartiality, following operating guidelines defined by the Executive Board and approved by the Board of Directors. It must be operated independently and impartially, and guarantee the anonymity of its users, in addition to promoting, in a timely

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manner, the necessary investigations and measures. This service may be entrusted to a third party of recognized capacity.

ADOPTS: Copel's Reporting Channel receives confidential communications about non-compliance with the code of conduct, legal provisions and internal rules related to accounting, internal controls or auditing matters. Operated by an independent company, it guarantees anonymity, confidentiality and proper response to communication. Finally, the Company has a Reporting Channel Policy, approved by the Board of Directors.

The current version of the Copel Code of Conduct and the Independent Reporting Channel Policy are available at:

https://ri.copel.com/en/corporate-governance/bylaws-policies-and-regiments/

5.2	Conflict of interests
5.2.1	Recommended Practice: The company's governance rules must ensure the separation and clear definition of functions, roles and responsibilities associated with the mandates of all governance agents. The decision-making authority for each instance must also be defined, with the aim of minimizing possible sources of conflict of interest.

ADOPTS: Copel separates and clearly defines the functions, roles and responsibilities of its governance agents, in accordance with the Corporate Bylaws. To this end, it is organized in a structure formed by statutory bodies, with different levels of responsibilities and attributions, being composed of: Shareholders' Meeting with its Nomination and Evaluation Committee, Supervisory Board, Board of Directors and their advisory committees Statutory Audit Committee, Sustainable Development Committee, Investment and Innovation Committee and Minority Shareholders Committee, Internal Audit, Executive Board Meeting, advised by non-statutory bodies.

These bodies operate with different levels of responsibility and decision-making authority as established in item XX of Art. 28 of the Company's Corporate Bylaws, in the respective rules of procedure and in the Manual of Competence Levels. The rules of procedure of the statutory bodies establish and detail the procedures for resolving potential conflicts of interests. Additionally, the Board of Directors approved and keeps up to date the Policy for Transactions with Related Parties and Conflict of Interests, establishing guidelines to ensure that transactions between related parties are carried out in the best interest of the Company and observing the principles of independence, competitiveness, compliance, transparency, equity and commutativity, managing situations of potential conflict of interest when carrying out transactions involving Related Parties.

The Corporate Bylaws, Rules of procedures and Related Party Transactions and Conflict of Interests Policy are available on the Company's website on the Investor Relations page:

https://ri.copel.com/en/corporate-governance/bylaws-policies-and-regiments/

5.2.2	Recommended Practice: The company's governance rules must be made public and

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should provide that any person who is not independent in relation to a matter being discussed or decided upon by the company's management or supervisory bodies must disclose his or her conflict of interest or particular interest in a timely manner. If he/she fails to do so, the rules shall provide that another person shall disclose the conflict if he/she is aware of it and that, as soon as a conflict of interest in relation to a specific matter is identified, the person concerned shall withdraw, including physically, from the discussions and deliberations. The rules shall provide that such temporary absence shall be recorded in the minutes.

ADOPTS: Article 77 of the Copel Holding Corporate Bylaws stipulates that the shareholder and the members of the Executive Board, Board of Directors, Statutory Auditors and the Statutory Committees who, for any reason, have a direct, indirect or conflicting private interest in a given resolution, shall abstain from participating in the discussion and vote on that item, even if they represent third parties, and the reason for such abstention shall be recorded in the minutes, indicating the nature and extent of such interest.

Additionally, the rules of procedure of the statutory bodies provide that if a conflict of interest or particular interest of one of the directors in relation to a certain matter to be decided is verified, it is the duty of the director himself to manifest himself/herself in due time. In case the director does not manifest himself/herself, any of those present at the meeting who are aware of the fact shall manifest themselves. Once the conflict of interest or private interest has been identified, the director involved shall be removed from the discussions and resolutions, and shall temporarily withdraw from the meeting.

The current version of Copel Holding's Corporate Bylaws and the Rules of Procedure of Copel's statutory bodies are available at:

https://ri.copel.com/en/corporate-governance/bylaws-policies-and-regiments/

5.2.3	Recommended Practice: The company must have mechanisms for managing conflicts of interest in votes submitted to the Shareholders’ meeting, for receiving and processing allegations of conflicts of interest, and to nullify votes cast in conflict, even after the conclave.

ADOPTS: Situations of conflicts of interest involving Copel, its shareholders, Directors and members of the Supervisory Board shall be resolved by arbitration, as provided for in Article 111 of the Corporate Bylaws, so that any dispute or controversy that may arise between them, relating to or arising from, in particular, the application, validity, effectiveness, interpretation, breach and effects of the provisions contained in the Articles of Company's Bylaws and in current legislation.

5.3	Transactions with Related Parties
5.3.1	Recommended Practice: The Corporate Bylaws must define which transactions with related parties must be approved by the Board of Directors, excluding any members with potentially conflicting interests.

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ADOPTS

5.3.2	Recommended Practice: The Board of Directors shall approve and implement a policy on transactions with related parties, which shall include, inter alia:(i) the requirement that, before approving certain transactions or issuing guidelines for the conclusion of transactions, the Board of Directors shall request from the Executive Committee market alternatives to the related party transaction in question, taking into account the risk factors involved;(ii) the prohibition of forms of remuneration for advisors, consultants or intermediaries that create conflicts of interest with the Company, its management, shareholders or classes of shareholders;(iii) the prohibition of loans in favour of the controller and the administrators: (iv) the hypotheses of transactions with related parties must be based on independent valuation reports drawn up without the participation of any party involved in the operation in question, be it a bank, a lawyer, a specialised consulting firm, etc., based on realistic assumptions and information referenced by third parties; (v) that corporate restructurings involving related parties must ensure equitable treatment for all shareholders.

ADOPTS: As described in the Corporate Bylaws - Chapter IV - SECTION I - Art. 28 – item XVII, the Board of Directors is responsible for approving the policies and respective amendments related to transactions with related parties. The Policy on Transactions with Related Parties and Conflicts of Interest specifically describes rules (i), (ii), (iii) and (v) of Principle 5.3.2, in the following items:

Rule (i): provision that, prior to the approval of specific transactions or guidelines for contracting transactions, the Board of Directors request market alternatives to the transaction with related parties in question, adjusted by the risk factors involved;

“5.7 - Demonstrating, prior to the approval of specific transactions or guidelines for contracting transactions, the market alternatives in relation to the transaction with related parties that Copel intends to carry out, presenting acceptable justifications for the transaction that does not fit market conditions and the need for compensatory payment.

5.15 - Ensuring that transactions with related parties within the limits below, established by the CAD, are forwarded to the CAE, for prior analysis, and subsequent deliberation by the CAD:

I – transaction or the set of related transactions, whose total value exceeds the smallest of the following amounts:

i. R$50,000,000.00 (fifty million reais); or

ii. ii. 1% (one percent) of Copel's (issuer) total assets; and

II – at management's discretion, to the transaction or to the set of related transactions whose total amount is less than the parameters set forth in item I, in view of:

i. the characteristics of the operation;

ii. the nature of the related party's relationship with Copel (issuer); and

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iii. the nature and extent of the related party's interest in the transaction”.

Rule (ii): prohibition of forms of compensation for advisors, consultants or intermediaries that generate a conflict of interest with the company, managers, shareholders or classes of shareholders.

“5.8 - Prohibiting any form of compensation for advisors, consultants or intermediaries that generate a conflicts of interest with Copel, Directors, Supervisory Board members, shareholders or classes of shareholders”.

Rule (iii): prohibition of loans in favor of the controlling shareholder and directors;

“5.9 - Prohibiting the making of loans in favor of the controlling shareholder and the managers”.

Rule (iv): hypotheses of transactions with related parties that must be supported by independent appraisal reports;

"5.11 - Allowing the Executive Board, the Statutory Audit Committee or the Board of Directors to hire external consultants to assist in the evaluation of transactions, if they deem it appropriate, ensuring the integrity and reliability of the works.

Rule (v): that corporate restructurings involving related parties must ensure equal treatment for all shareholders.

“5.10 - Preserving equal treatment among all shareholders in corporate restructurings involving related parties”.

The current version of the Copel Corporate Bylaws and the Policy on Transactions with Related Parties and Conflicts of Interest was approved at the 222nd Ordinary Meeting of the Board of Directors, on 01.26.2022, are available at:

https://ri.copel.com/en/corporate-governance/bylaws-policies-and-regiments/

5.4	Securities Trading Policy
5.4.1	Recommended Practice: The company must adopt, by resolution of the Board of Directors, a policy for trading securities issued by it, which, without prejudice to compliance with the rules established by CVM (Brazilian SEC) regulations, establishes controls that enable the monitoring of the negotiations carried out, as well as the investigation and punishment of those responsible in case of non-compliance with the policy.

ADOPTS: In compliance with Art. 15 of CVM Resolution No. 44/2021, Copel has a - Trading with Securities of Own Issue Policy approved by the Board of Directors and made available on Copel and CVM websites. This policy establishes the rules to be followed by related persons regarding the trading of securities issued by Companhia Paranaense de Energia - Copel, as well as the controls and monitoring carried out by the Policy Manager.

The monitoring of the negotiations carried out is based on self-declaration (item 5).

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Item 7 of Copel's Trading with Securities of Own Issue Policy determines the penalties to which these people are subject in the event of non-compliance with the obligations and requirements imposed in this policy. It should be noted that the principles set out in the Copel Code of Conduct and the penalties of NAC 40301 – Copel Functional Discipline Administrative Rule also apply to the company's employees considered as related persons.

The current version of Copel's Policy on Trading

https://ri.copel.com/en/corporate-governance/bylaws-policies-and-regiments/

5.5	Policy on Contributions and Donations
5.5.1	Recommended Practice: In order to ensure greater transparency regarding the use of company resources, a policy on voluntary contributions, including those related to political activities, must be prepared, to be approved by the Board of Directors and executed by the Executive Board, containing clear and objective principles and rules.

ADOPTS: Copel has a Private Social Investment Policy (NPC 0317) - approved by the Board of Directors, in order to ensure the transparency of the issue within the company. This policy, in addition to providing guidelines for voluntary contributions, expressly prohibits political contributions, with the use of Copel's resources and name for activities, donations or political party contributions being prohibited, as provided for in Copel Code of Conduct and Integrity Program and current legislation. Copel's values are the Company's Code of Conduct (Ethics, Respect for People, Dedication, Transparency, Health and Safety, Responsibility and Innovation), the United Nations Global Compact - UN, of Corporate Governance, Constitutional, Public Administration and Social Responsibility, as well as other commitments assumed by Copel. The guidelines are deployed in Copel's internal rules.

The current version of policies are available at:

https://ri.copel.com/en/corporate-governance/bylaws-policies-and-regiments/

5.5.2	Recommended Practice: The policy should provide for the Board of Directors to be the body responsible for approving all disbursements related to political activities.

ADOPTS

5.5.3	Recommended Practice: The policy on voluntary contributions by companies controlled by the State, or that have repeated and relevant commercial relations with the State, must prohibit contributions or donations to political parties or persons linked to them, even if permitted by law.

ADOPTS

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 6, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.